UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Amendment No. 2)

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder)

PEDIATRIC SERVICES OF AMERICA, INC.

(Name of the Issuer)

Pediatric Services of America, Inc.	Portfolio Logic LLC Portfolio Logic Management LLC Pointer Acquisition Co., Inc. Jeffrey D. Zients

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

705323103

(CUSIP Number of Class of Securities)

Pediatric Services of America, Inc. c/o Daniel J. Kohl Chief Executive Officer and President 310 Technology Parkway Norcross, Georgia 30092 (770) 441-1580	Portfolio Logic LLC Portfolio Logic Management LLC Pointer Acquisition Co., Inc. Jeffrey D. Zients 600 New Hampshire Avenue, NW 9th Floor Washington, D.C. 20037 (202) 266-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Thomas Wardell, Esq. McKenna Long & Aldridge LLP 303 Peachtree Street, NE Atlanta, GA 30308 (404) 527-4990	Gregory V. Gooding, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$111,825,739	$3,433

*	Calculated solely for the purpose of determining the filing fee. The filing fee was determined based on the sum of (A) $105,381,169 (6,484,995 shares of common stock outstanding on May 18, 2007 that are not owned by Portfolio Logic LLC and its affiliates multiplied by $16.25) and (B) $6,444,570 (976,450 shares of common stock issuable upon the exercise of in-the-money options multiplied by $6.60, the difference between $16.25 and $9.65, the weighted-average exercise price of in-the-money options) (such sum, the “Total Consideration”).

**	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.0000307 by the Total Consideration.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	$3,433

Form or Registration No.:	Preliminary Schedule 14A

Filing Party:	Pediatric Services of America, Inc.

Date Filed:	May 25, 2007

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), amends and restates the Schedule 13E-3 filed on May 25, 2007, as amended and restated by Amendment No. 1 thereto filed on July 3, 2007 and is being filed by (1) Pediatric Services of America, Inc., a Delaware corporation (“PSA” or the “Company”), the issuer of the PSA common stock, $.01 par value, that is subject to the Rule 13e-3 transaction, (2) Portfolio Logic LLC (“Portfolio Logic”), a Delaware limited liability company, (3) Portfolio Logic Management LLC, a Delaware limited liability company that is the manager of Portfolio Logic, (4) Mr. Jeffrey Zients, who is the managing member of Portfolio Logic Management LLC, and (5) Pointer Acquisition Co., Inc. (“Merger Sub”), a Delaware corporation that is a wholly-owned subsidiary of Portfolio Logic. PSA, Portfolio Logic, Merger Sub, Portfolio Logic Management LLC and Mr. Zients are sometimes referred to herein collectively as the “Filing Persons.” This Transaction Statement relates to the Agreement and Plan of Merger dated as of April 25, 2007, by and among PSA, Portfolio Logic and Merger Sub (the “Merger Agreement”) and the merger contemplated thereby (the “Merger”).

If the Merger Agreement is adopted by the Company’s stockholders and the other conditions to the closing of the Merger are satisfied or waived, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”). In the Merger, (a) each share of Company common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by Portfolio Logic and its subsidiaries (or by stockholders who are entitled to and who properly exercise their statutory appraisal rights under Delaware law) will be converted into the right to receive $16.25 in cash, without interest, and (b) each outstanding option to purchase shares of Company common stock granted under any of the Company’s option plans, whether vested or unvested, will at the effective time of the Merger become fully vested and be cancelled and converted into a right to receive a cash payment equal to the number of shares of PSA common stock underlying such option multiplied by the amount (if any) by which $16.25 exceeds the option exercise price, without interest and less any applicable withholding taxes.

Concurrently with the filing of this Transaction Statement, PSA is filing with the Securities and Exchange Commission an amendment to its preliminary proxy statement (as so amended, the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement, and pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger. The approval and adoption of the Merger Agreement requires the affirmative vote of at least a majority of the number of votes entitled to be cast at the close of business on the record date by stockholders of the Company. The Proxy Statement is attached hereto as Exhibit (a)(3) and the Merger Agreement is filed as Annex A to Exhibit (a)(3). As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that PSA is “controlled” by any Filing Person.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Pediatric Services of America, Inc.

310 Technology Parkway

Norcross, Georgia 30092

(770) 441-1580

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Notice of Special Meeting”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date; Shares Outstanding and Entitled to Vote”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding PSA—Market for Common Stock and Dividends” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding PSA—Market for Common Stock and Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding PSA—Prior Purchases and Sales of PSA Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Important Information Regarding the Portfolio Logic Parties”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Other Important Information Regarding PSA”

“Important Information Regarding the Portfolio Logic Parties”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Other Important Information Regarding PSA—Directors and Executive Officers”

“Important Information Regarding the Portfolio Logic Parties”

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)(1) Material Terms—Tender Offers. Not applicable.

(a)(2) Material Terms—Mergers.

(i) Transaction Description. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(ii) Consideration. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Summary Term Sheet—Treatment of Outstanding Options”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Treatment of Stock and Options”

(iii) Reasons for the Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background”

“Special Factors—Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

(iv) Vote Required for Approval. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting”

“Summary Term Sheet—Record Date”

“Summary Term Sheet—Required Vote”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date, Shares Outstanding and Entitled to Vote”

“The Special Meeting—Quorum; Votes Required”

(v) Differences in the Rights of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“The Merger Agreement—Treatment of Stock and Options”

Annex A—Agreement and Plan of Merger

(vi) Accounting Treatment. Not material.

(vii) Federal Income Tax Consequences. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Material United States Federal Income Tax Consequences”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“The Merger Agreement—Treatment of Stock and Options”

Annex A—Agreement and Plan of Merger

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Rights of Appraisal”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Appraisal Rights”

Annex A—Agreement and Plan of Merger

Annex C—Section 262 of the Delaware General Corporation Law

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Where You Can Find More Information” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. None.

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“The Merger Agreement—Treatment of Stock and Options”

Annex A—Agreement and Plan of Merger

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Proposal”

“Summary Term Sheet—Effects of the Merger”

“Summary Term Sheet—Interests of Certain Persons in the Merger”

“Summary Term Sheet—Financing for the Merger; Source and Amount of Funds”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Proposal”

“Summary Term Sheet—Effects of the Merger”

“Summary Term Sheet—Interests of PSA’s Directors and Officers in the Merger”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Plans for PSA After the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Summary Term Sheet—Opinion of PSA’s Financial Advisor”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Plans for PSA After the Merger”

Annex B—Opinion of Raymond James & Associates, Inc.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Summary Term Sheet—Opinion of PSA’s Financial Advisor”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

Annex B—Opinion of Raymond James & Associates, Inc.

(c) Approval of Security Holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting”

“Summary Term Sheet—Record Date”

“Summary Term Sheet—Required Vote”

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“The Special Meeting—Record Date, Shares Outstanding and Entitled to Vote”

“The Special Meeting—Quorum; Votes Required”

(d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction. All directors who are not employees of the Company retained an unaffiliated representative, Raymond James & Associates, Inc. (“Raymond James”), to prepare a report concerning the fairness of the transaction. See Item 9(a)-(b) below. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Summary Term Sheet—Opinion of PSA’s Financial Advisor”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

Annex B—Opinion of Raymond James & Associates, Inc.

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

(f) Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a)-(b) Reports, Opinions, Appraisal and Certain Negotiations; Preparer and Summary of the Report, Opinion or Appraisal. As referenced in Item 8(d) above, the special committee of the Company’s board of directors (comprised of all of the non-employee directors serving on the board) retained Raymond James to act as financial advisor and the board of directors of the Company retained Raymond James to prepare a fairness opinion. Raymond James’s fairness opinion addressed to the board of directors of the Company, dated April 25, 2007, is attached hereto as Exhibit (c)(1) and is incorporated herein by reference. Additionally, the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of PSA’s Financial Advisor”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

Annex B—Opinion of Raymond James & Associates, Inc.

(c) Availability of Documents. The materials referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested holder of the Company’s common stock or a representative of such holder as so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Expenses and Termination Fee”

“Summary Term Sheet—Financing for the Merger; Source and Amount of Funds”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“Special Factors—Fees and Expenses”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Required Vote”

“Summary Term Sheet—What We Need to Do to Complete the Merger”

“Summary Term Sheet—Regulatory Approvals That Must be Obtained”

“Summary Term Sheet—Financing for the Merger; Source and Amount of Funds”

“Special Factors—Background of the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Regulatory Approvals”

“The Special Meeting—Quorum; Votes Required”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Expenses and Termination Fee”

“Summary Term Sheet—Financing for the Merger; Source and Amount of Funds”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“Special Factors—Fees and Expenses”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing for the Merger; Source and Amount of Funds”

“Special Factors—Background of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Plans for PSA After the Merger”

“Other Important Information Regarding PSA—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding PSA—Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding PSA—Prior Purchases and Sales of PSA Common Stock”

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Interests of PSA’s Directors and Officers in the Merger”

“Summary Term Sheet—Share Ownership of Directors and Executive Officers”

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

Item 13.	Financial Information.

Regulation M-A Item 1010

(a) Financial Statements. The audited financial statements set forth in the Company’s Annual Report on Form 10-K/A for the year ended September 30, 2006, and the unaudited financial statements set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly periods ended December 31, 2006 and March 31, 2007, and the information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Other Important Information Regarding PSA—Selected Historical Consolidated Financial Information”

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing for the Merger; Source and Amount of Funds”

Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15.	Additional Information.

Regulation M-A Item 1011

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

(a)(1)	Letter to Stockholders of Pediatric Services of America, Inc., incorporated herein by reference to Amendment No. 2 to the Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 19, 2007

(a)(2)	Notice of Special Meeting of Stockholders, incorporated herein by reference to Amendment No. 2 to the Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 19, 2007

(a)(3)	Amendment No. 2 to the Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 19, 2007*

(c)(1)	Fairness Opinion of Raymond James & Associates, Inc., dated April 25, 2007, incorporated herein by reference to Annex B of Amendment No. 2 to the Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 19, 2007

(c)(2)	Presentation of Raymond James & Associates, Inc. to the Board of Directors of Pediatric Services of America, Inc. dated April 25, 2007

(d)(1)

Agreement and Plan of Merger, dated April 25, 2007 among Pediatric Services of America, Inc., Portfolio Logic LLC and Pointer Acquisition Co., Inc., incorporated herein by reference to Annex A of Amendment No. 2 to the Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 19, 2007

(d)(2)	First Amendment to Standstill Agreement, dated April 29, 2007, among Pediatric Services of America, Inc., David Nierenberg, The D3 Family Fund, L.P., The DIII Offshore Fund, L.P., The D3 Family Bulldog Fund, L.P., Nierenberg Investment Management Company, and Nierenberg Management Offshore, Inc., incorporated herein by reference to Exhibit 8.1 of the Form 8-K filed by Pediatric Services of America with the Securities and Exchange Commission on May 1, 2007

(d)(3)	Memorandum of Understanding dated May 25, 2007 between Portfolio Logic LLC, The D3 Family Fund, L.P., The DIII Offshore Fund LLC, The D3 Family Bulldog Fund L.P., Nierenberg Investment Management Company, Inc., Nierenberg Investment Offshore Inc., and David Nierenberg, incorporated herein by reference to Amendment No. 7 to Schedule 13D filed by Portfolio Logic LLC with the Securities and Exchange Commission on May 25, 2007

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement on Amendment No. 2 to the Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 19, 2007

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

PEDIATRIC SERVICES OF AMERICA, INC.

Dated: July 19, 2007	By:	/s/ Daniel J. Kohl
Name: Daniel J. Kohl
Title: Chief Executive Officer

PORTFOLIO LOGIC LLC

Dated: July 19, 2007	By:	Portfolio Logic Management LLC, its Manager

	By:	/s/ Jeffrey D. Zients
Name: Jeffrey D. Zients
Title: Manager

PORTFOLIO LOGIC MANAGEMENT LLC

Dated: July 19, 2007	By:	/s/ Jeffrey D. Zients
Name: Jeffrey D. Zients
Title: Manager

POINTER ACQUISITION CO., INC.

Dated: July 19, 2007	By:	/s/ Jeffrey D. Zients
Name: Jeffrey D. Zients
Title: President and Treasurer

JEFFREY D. ZIENTS

Dated: July 19, 2007	/s/ Jeffrey D. Zients

Exhibit (c)(2)

STRICTLY CONFIDENTIAL

Fairness Opinion Analysis Prepared for:

PROJECT	BULLDOG

April 23, 2007

CONFIDENTIAL MATERIAL DISCLAIMER

THE FOLLOWING PAGES CONTAIN MATERIAL TO BE PROVIDED TO THE BOARD OF DIRECTORS (THE “BOARD”) OF BULLDOG (THE “COMPANY”) BY RAYMOND JAMES & ASSOCIATES (“RAYMOND JAMES”) IN OUR ROLE AS FINANCIAL ADVISOR TO THE BOARD IN CONNECTION WITH THE PROPOSED MERGER (THE “MERGER”) OF A POINTER MERGER SUBSIDIARY (“MERGER SUB”), A DELAWARE CORPORATION AND WHOLLY-OWNED SUBSIDIARY OF POINTER (“PARENT”), WITH AND INTO THE COMPANY PURSUANT AND SUBJECT TO THE DRAFT AGREEMENT AND PLAN OF MERGER BETWEEN THE COMPANY AND PARENT AND MERGER SUB DATED AS OF APRIL 22, 2007 (THE “AGREEMENT”). ANY ESTIMATES AND PROJECTIONS CONTAINED HEREIN HAVE BEEN PREPARED OR ADOPTED BY BULLDOG’S MANAGEMENT, OR OBTAINED FROM PUBLIC SOURCES, OR ARE BASED UPON SUCH ESTIMATES AND PROJECTIONS, AND INVOLVE NUMEROUS AND SIGNIFICANT SUBJECTIVE DETERMINATIONS, AND THERE IS NO ASSURANCE THAT SUCH ESTIMATES AND PROJECTIONS WILL BE REALIZED. RAYMOND JAMES DOES NOT TAKE RESPONSIBILITY FOR SUCH ESTIMATES AND PROJECTIONS, OR THE BASIS ON WHICH THEY WERE PREPARED. NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS MADE AS TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION AND NOTHING CONTAINED HEREIN IS, OR SHALL BE RELIED UPON AS, A REPRESENTATION, WHETHER AS TO THE PAST, THE PRESENT OR THE FUTURE. THIS MATERIAL WAS NOT PREPARED FOR USE BY READERS NOT AS FAMILIAR WITH THE BUSINESS AND AFFAIRS OF BULLDOG AS THE BOARD AND, ACCORDINGLY, NEITHER BULLDOG NOR RAYMOND JAMES NOR THEIR RESPECTIVE LEGAL OR FINANCIAL ADVISORS OR ACCOUNTANTS TAKE ANY RESPONSIBILITY FOR THE ACCOMPANYING MATERIAL IF USED BY PERSONS OTHER THAN THE BOARD. RAYMOND JAMES DOES NOT HAVE ANY OBLIGATION TO UPDATE OR OTHERWISE REVISE THE ACCOMPANYING MATERIALS.

SUMMARY OF ANALYSES

PROJECT BULLDOG

SUMMARY OF ANALYSES

INTRODUCTION

➢	The purpose of this presentation is to deliver to the Board of Directors of Bulldog the opinion of Raymond James and Associates regarding the fairness, from a financial point of view, to the shareholders of the outstanding common stock of Bulldog (the “Company”) regarding the consideration to be received by such holders in connection with the proposed merger (the “Merger”) of the Company with Pointer (“Pointer”) pursuant to the terms of an Agreement and Plan of Merger among Pointer, a direct and wholly owned entity of Pointer (“Merger Sub”), and Bulldog (the “Agreement”). For the purposes of these materials and our letter, the term “shareholder” excludes Pointer and its affiliates to the extent any is a shareholder of Bulldog; consequently, we offer no opinion regarding the fairness of the Merger, from a financial point of view, to Pointer or its affiliates.

➢	In arriving at its opinion, Raymond James:

•	reviewed the financial terms and conditions as stated in the April 22, 2007 draft Agreement;

•	reviewed the Company’s amended annual report filed on Form 10-K for the fiscal year ended September 30, 2006 and the quarterly report filed on form 10-Q for the quarter ended December 31, 2006;

•	reviewed certain other publicly available information on the Company;

•	reviewed other Company financial and operating information provided by the Company;

•	discussed with senior management of the Company certain information related to the foregoing; and

•	considered such other quantitative and qualitative factors that we deemed to be relevant to our analysis.

➢	The advice and analyses included in this presentation are meant to be considered in conjunction with the Raymond James opinion to the Board of Directors of the Company to be delivered on April 25, 2007; the form of our opinion letter is included in these materials as Tab 7.

5

PROJECT BULLDOG

SUMMARY OF ANALYSES

SUMMARY OF TERMS

This summary of financial terms is provided for discussion purposes only. It is not intended to be a comprehensive listing of all of the relevant terms and conditions contained in the Agreement.

TRANSACTION TERMS	DETAILS
STRUCTURE	At the effective date, a wholly owned Pointer merger subsidiary will be merged with and into Bulldog and cease to exist; Bulldog will be the surviving corporation of the Merger.

TRANSACTION	Pointer will purchase all Bulldog common stock issued and outstanding, except for shares owned by Pointer or its affiliates, for $16.25 per share in cash. Each outstanding Bulldog stock option will be cancelled and the holder will receive in cash equal to the product of (x) the excess, if any, merger consideration over the exercise price per share of Bulldog common stock multiplied by (y) the total number of shares subject to the option.

FINANCING	Sources: $25.0 million of debt financing by CapitalSource; the balance will be acquiror cash. Uses: $109.1 million to acquire the outstanding Bulldog shares Pointer does not currently own (approximately 85.0%)

TARGET AGREEMENT EXECUTION DATE	April 25, 2007.

6

PROJECT BULLDOG

SUMMARY OF ANALYSES

BULLDOG SUMMARY FINANCIAL INFORMATION

(000s except per share amounts)
Bulldog
Summary Historical and Projected Income Statement (Fiscal Year Ends September 30)
			Analyst Estimates (2)		Management Estimates (3)
	Actual FY2005 (1)	Actual FY2006 (1)	Projected FY2007	Projected FY2008	Projected FY2007	Projected FY2008
Net revenue	$114,146	$119,360	$146,841	$181,078	$143,412	$180,591
Costs of goods and services	98,880	104,823	126,550	154,574	124,664	155,170

Gross margin	15,267	14,537	20,291	26,504	18,749	25,421

Provision for doubtful accounts	679	126	559	681	1,030	1,392
Corporate G&A	21,692	21,064	18,795	20,827	17,245	18,890

EBITDA	(7,104)	(6,653)	937	4,996	474	5,139

Depreciation & amortization	997	1,032	1,245	1,549	890	1,255
Interest expense	2,482	564	—	—	—	—
Interest income	212	2,248	3,398	3,378	3,518	2,941
Other income (expense)	65	54	58	—	—	—

Pre-tax income	(10,306)	(5,947)	3,148	6,825	3,102	6,825

Income taxes	(4,726)	(3,019)	1,286	2,662	1,241	2,730

Net income	$(5,581)	$(2,927)	$1,862	$4,163	$1,861	$4,095

Diluted shares	7,413	7,413	7,862	8,262	7,800	7,900
Diluted EPS	$(0.75)	$(0.39)	$0.24	$0.50	$0.24	$0.52

(000s except per share amounts)
Bulldog
Summary Balance Sheet, as of December 31, 2006
Cash	$70,587
Accounts receivable	19,824
Prepaid expenses	2,621
Workers’ comp loss fund	4,625
Other current assets	3,649
Property and equipment, net	2,605
Goodwill	20,019
Other assets	9,585

Total assets	$133,515

Accounts payable	$1,144
Accrued compensation and insurance	14,018
Other current liabilities	5,560
Long-term accrued insurance	11,769
Other long-term liabilities	1,278
Common stock / paid in capital	56,449
Retained earnings	43,297

Total stockholders’ equity	99,746

Total liabilities and equity	$133,515

(1)	Historical financial results from Bulldog’s FY2006 10K filed on December 12, 2006 are presented post-elimination of results for the Company’s respiratory and specialty pharmacy operations and exclude non-recurring charges.
(2)	Based on Deutsche Bank estimates, published February 27, 2007. Excludes one-time charges in Q1 FY2007. These estimates have been used in all analyses requiring estimates, except for the DCF analysis.
(3)	Based on projections provided by Bulldog management; see Exhibit A for five-year projections. These projections have been used in the DCF analysis.

7

PROJECT BULLDOG

SUMMARY OF ANALYSES

VALUE OF SALE CONSIDERATION BASED ON BULLDOG FINANCIAL RESULTS

(000s except per share amounts)
		Most Recent (1)
	Bulldog	Day Prior	5 Days Prior	30 Days Prior	52-week High	Acquisition Consideration
	Acquisition Consideration & Valuation	$14.11	$14.28	$13.09	$14.30	$16.25

	I. Calculation of Equity and Enterprise Value
	Basic shares outstanding (2)	7,546	7,546	7,546	7,546	7,546
	Add: net impact of options (3)	327	334	282	334	410

	Diluted shares outstanding	7,872	7,879	7,828	7,880	7,956
	x price per share	$14.11	$14.28	$13.09	$14.30	$16.25

	Equity value	$111,078	$112,517	$102,469	$112,686	$129,282
	Add: outstanding net debt	—	—	—	—	—
	Less: cash	—	—	—	—	—

	Enterprise value	$111,078	$112,517	$102,469	$112,686	$129,282

	II. Valuation Multiples
CY2006 / TTM	Enterprise value / Net revenue	0.9x	0.9x	0.8x	0.9x	1.0x
	Enterprise value / EBITDA	nmf	nmf	nmf	nmf	nmf
	Price / Earnings	nmf	nmf	nmf	nmf	nmf
FY2007 (4)	Enterprise value / Net revenue	0.8x	0.8x	0.7x	0.8x	0.9x
	Enterprise value / EBITDA	118.5x	120.1x	109.4x	120.3x	138.0x
	Price / Earnings	59.6x	60.3x	55.3x	60.4x	68.6x
FY2008 (4)	Enterprise value / Net revenue	0.6x	0.6x	0.6x	0.6x	0.7x
	Enterprise value / EBITDA	22.2x	22.5x	20.5x	22.6x	25.9x
	Price / Earnings	28.0x	28.3x	26.0x	28.4x	32.3x

	III. Acquisition Consideration Premium
	Price per share	$14.11	$14.28	$13.09	$14.30	$16.25
	Per share acquisition consideration premium	15.2%	13.8%	24.1%	13.6%	—
	Price per share (ex-cash) (5)	$5.14	$5.32	$4.07	$5.34	$7.38
	Per share acquisition consideration premium (ex-cash)	43.4%	38.6%	81.1%	38.1%	—

(1)	As of April 17, 2007.
(2)	Shares as of February 6, 2007 as noted on Bulldog 10Q filed February 9, 2007.
(3)	Based on the March 31, 2007 options schedule provided to Pointer by Bulldog management; calculated using the treasury method.
(4)	Based on Deutsche Bank estimates, published February 27, 2007. Excludes one-time charges in Q1 FY2007.
(5)	Based on actual cash balance of $70.6 million as of December 31, 2006 and diluted shares outstanding as calculated above.

8

PROJECT BULLDOG

SUMMARY OF ANALYSES

SUMMARY OF FAIRNESS OPINION ANALYSES

($millions, except per share data)

Valuation Summary		Bulldog Statistic	Data Range Low	Data Range High	Low	High
Trading History						
Closing price on 4/17/2007		$14.11				
52-week trading range			$11.83	$14.30	$11.83	$14.30
Comparable Public Company Analysis (1)(2)						
Enterprise Value / Revenue	TTM	$123.5	0.8x	2.2x	$12.26	$34.61
	CY2007	155.0	0.7x	1.7x	13.59	32.91
	CY2008	194.8	0.6x	1.4x	15.76	34.45
Enterprise Value / EBITDA	TTM	($4.9)	10.2x	19.4x	nmf	nmf
	CY2007	2.0	7.6x	11.3x	1.94	2.87
	CY2008	6.2	6.3x	9.8x	4.91	7.67
Price / Earnings	TTM	($0.28)	18.8x	30.9x	nmf	nmf
	CY2007	0.32	15.1x	21.9x	4.74	6.90
	CY2008	0.58	12.9x	18.8x	7.56	10.95
Selected Acquisition Analysis (3)						
Enterprise Value / Revenue	TTM	$123.5	0.5x	1.6x	$7.07	$24.22
Enterprise Value / EBITDA	TTM	(4.9)	7.4x	9.3x	nmf	nmf
Acquisition Premium Analysis -- Selected Health Care Tx's > $50.0 mm (4)						
1-day premium		$14.11	(2.7%)	104.0%	$13.73	$28.78
5-day premium		14.28	(2.5%)	100.0%	13.93	28.56
30-day premium		13.09	(1.0%)	140.0%	12.96	31.42
52-week high premium		14.30	(66.8%)	29.3%	4.75	
Acquisition Premium Analysis -- Selected Health Care Tx's $50.0 mm - $500.0 mm (4)						
1-day premium		$14.11	(2.7%)	41.0%	$13.73	$19.90
5-day premium		14.28	(2.5%)	44.0%	13.93	20.56
30-day premium		13.09	12.2%	61.0%	14.69	21.07
52-week high premium		14.30	(19.2%)	29.3%	11.56	
Acquisition Premium Analysis -- Selected Health Care Go-private Tx's (4)						
1-day premium		$14.11	(2.7%)	27.0%	$13.73	$17.92
5-day premium		14.28	(2.5%)	30.0%	13.93	18.56
30-day premium		13.09	4.0%	37.0%	13.61	17.93
52-week high premium		14.30	(4.7%)	26.4%	13.63	
Discounted Cash Flow -- Management Model						
Implied per share equity value					$11.95	$17.39
Discounted Cash Flow -- Management Model -- Cash + Internal Growth						
Implied per share equity value					$12.22	$14.09

$16.25

$5.00
$10.00
$15.00
$20.00
$25.00
$30.00
$35.00

(1)	Bulldog projections from Deutsche Bank research model published February 27, 2007. Excludes one-time charges in Q1 FY2007.
(2)	Comparable company analysis utilizes publicly available research estimates.
(3)	Precedent transaction multiples derived from publicly available information.
(4)	Source: Factset Mergerstat

9

PROJECT BULLDOG

SUMMARY OF ANALYSES

SUMMARY OF FAIRNESS OPINION ANALYSES

						Pointer Acquisition of Bulldog
Comparison to Value of Bulldog Acquisition Consideration—$16.25 / Share						$16.25	Ex-cash (1)
		High	Low	Median	Mean
Comparable Public Company Analysis (2)
Enterprise value / Revenue	TTM	2.2x	0.8x	1.6x	1.5x	1.0x	—
	CY2007	1.7x	0.7x	1.2x	1.2x	0.8x	—
	CY2008	1.4x	0.6x	1.0x	1.0x	0.7x	—

Enterprise value / EBITDA	TTM	19.4x	10.2x	15.0x	14.6x	nmf	—
	CY2007	11.3x	7.6x	9.4x	9.4x	63.9x	—
	CY2008	9.8x	6.3x	8.1x	8.1x	20.7x	—

Price / Earnings	TTM	30.9x	18.8x	25.9x	26.1x	nmf	—
	CY2007	21.9x	15.1x	18.4x	18.4x	51.6x	—
	CY2008	18.8x	12.9x	15.9x	15.9x	27.8x	—

		High	Low	Median	Mean
Selected Acquisition Analysis (3)
Enterprise value / Revenue	TTM	1.6x	0.5x	0.7x	0.8x	1.0x	—
Enterprise value / EBITDA	TTM	9.3x	7.4x	9.1x	8.6x	nmf	—

		High	Low	Median	Mean
Acquisition Premium Analysis—Selected Health Care Tx’s > $50.0 mm (4)
1-day premium		104.0%	(2.7)%	22.0%	29.4%	15.2%	43.4%
5-day premium		100.0%	(2.5)%	25.0%	30.5%	13.8%	38.6%
30-day premium		140.0%	(1.0)%	31.5%	36.5%	24.1%	81.1%
52-week high premium		29.3%	(66.8)%	(2.0)%	(2.2)%	13.6%	38.1%

		High	Low	Median	Mean
Acquisition Premium Analysis —Selected Health Care Tx’s $50.0 mm—$500.0 mm (4)
1-day premium		41.0%	(2.7)%	24.0%	17.7%	15.2%	43.4%
5-day premium		44.0%	(2.50)%	24.0%	20.7%	13.8%	38.6%
30-day premium		61.0%	12.2%	34.0%	34.4%	24.1%	81.1%
52-week high premium		29.3%	(19.2)%	4.4%	3.7%	13.6%	38.1%

		High	Low	Median	Mean
Acquisition Premium Analysis —Selected Health Care Go-private Tx’s (4)
1-day premium		27.0%	(2.7)%	13.0%	13.2%	15.2%	43.4%
5-day premium		30.0%	(2.5)%	16.0%	15.2%	13.8%	38.6%
30-day premium		37.0%	4.0%	17.0%	20.2%	24.1%	81.1%
52-week high premium		26.4%	(4.7)%	4.2%	6.0%	13.6%	38.1%

Discounted Cash Flow Analysis			7.0x	8.0x	9.0x
Management Model	Range of discount rates and terminal multiples	14.0%	$13.95	$15.67	$17.39
		16.0%	12.91	14.49	16.08	$16.25	—
		18.0%	11.95	13.42	14.90

Management Model	Range of discount rates and terminal multiples		7.0x	8.0x	9.0x
— Cash + Internal Growth		12.0%	$12.87	$13.48	$14.09
		14.0%	12.53	13.09	13.66	$16.25	—
		16.0%	12.22	12.74	13.26

(1)	Excludes Bulldog cash value per share from Bulldog transaction consideration and Bulldog historical prices to isolate implied premium being paid for operating business.
(2)	Comparable company analysis utilizes publicly available research estimates.
(3)	Precedent transaction multiples derived from publicly available information.
(4)	Source: Factset Mergerstat

10

TRADING ANALYSIS

PROJECT BULLDOG

TRADING ANALYSIS

BULLDOG HISTORICAL FORWARD P/E AND ENTERPRISE VALUE / EBITDA MULTIPLES

Average Price	$13.06	$8.72	$9.76	$12.11	$12.82	$12.40	$15.24	$13.56	$13.20	$12.51	$12.34	$13.17	$14.08
NTM Earnings (1)	$0.46	$0.51	$0.75	$0.56	$0.52	$0.40	$0.01	$0.14	$0.11	$0.12	$0.40	$0.31	$0.38
P/E Ratio	28.4x	17.1x	13.0x	21.8x	24.8x	31.3x	nmf	96.9x	120.0x	104.2x	30.8x	42.5x	37.0x

													($millions)
Average EV	$97.8	$64.3	$72.7	$92.7	$98.6	$89.3	$110.7	$100.0	$98.9	$92.7	$95.2	$101.6	$108.6
NTM EBITDA (1)	$12.2	$12.7	$11.6	$7.6	$5.6	$3.3	($0.7)	($1.4)	($2.7)	($3.4)	$1.2	$2.0	$3.2
EV / EBITDA	8.0x	5.1x	6.3x	12.1x	17.5x	27.3x	nmf	nmf	nmf	nmf	80.2x	50.3x	34.4x
	FQ3 04	FQ4 04	FQ1 05	FQ2 05	FQ3 05	FQ4 05	FQ1 06	FQ2 06	FQ3 06	FQ4 06	FQ1 07	FQ2 07	FQ3 07

(1)	Earnings from operations; EBITDA from continuing operations. Deutsche Bank estimates published February 27, 2007 were used for the periods after December 31, 2006.

12

PROJECT BULLDOG

TRADING ANALYSIS

STOCK PRICE HISTOGRAM — TRAILING TWELVE MONTHS

100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%

7.1%
29.0%
45.3%
80.1%
92.2%
95.1%
100.0%
21.9%
16.3%
34.8%
12.2%
2.9%
4.9%
<$12.01
$12.01 - $12.40
$12.41 - $12.80
$12.81 - $13.20
$13.21 - $13.60
$13.61 - $14.00
>$14.00
% of Total Volume Traded
Cumulative Trading Percentage

13

SELECTED PUBLIC COMPANIES ANALYSIS

PROJECT BULLDOG

SELECTED PUBLIC COMPANIES ANALYSIS

SUMMARY MARKET STATISTICS

($ in millions except per share values)
Company (1)	Price 4/17/2007	Diluted Shares (2)	Equity Value	Net Debt (3)	Enterprise Value
Almost Family	$24.12	6.0	$144.3	$11.3	$155.6
Amedisys	32.36	26.4	853.5	(78.9)	774.6
Gentiva	19.68	28.8	567.2	306.8	874.0
LHC Group	28.14	17.9	503.0	(23.0)	480.0
Providence Service Corp	24.75	11.7	288.5	9.3	297.9

	Enterprise Value / Revenue			Enterprise Value / EBITDA			Price / Earnings
Company	TTM	CY2007E	CY2008E	TTM	CY2007E	CY2008E	TTM	CY2007E	CY2008E
Almost Family (4)	$91.8	na	na	$8.0	na	na	$0.80	na	na
Multiple	1.7x	na	na	19.4x	na	na	30.2x	na	na
Amedisys	$541.1	$653.3	$806.8	$75.8	$101.5	$123.8	$1.72	$2.15	$2.50
Multiple	1.4x	1.2x	1.0x	10.2x	7.6x	6.3x	18.8x	15.1x	12.9x
Gentiva	$1,106.6	$1,253.0	$1,357.9	$70.3	$101.1	$109.6	$0.76	$1.20	$1.36
Multiple	0.8x	0.7x	0.6x	12.4x	8.6x	8.0x	25.9x	16.4x	14.5x
LHC Group (5)	$215.2	$284.2	$341.2	$31.9	$47.1	$58.2	$1.13	$1.38	$1.63
Multiple	2.2x	1.7x	1.4x	15.0x	10.2x	8.2x	24.9x	20.4x	17.3x
Providence Service Corp	$191.9	$248.4	$285.9	$18.9	$26.4	$30.5	$0.80	$1.13	$1.32
Multiple	1.6x	1.2x	1.0x	15.8x	11.3x	9.8x	30.9x	21.9x	18.8x

Mean	1.5x	1.2x	1.0x	14.6x	9.4x	8.1x	26.1x	18.4x	15.9x
Median	1.6x	1.2x	1.0x	15.0x	9.4x	8.1x	25.9x	18.4x	15.9x
High	2.2x	1.7x	1.4x	19.4x	11.3x	9.8x	30.9x	21.9x	18.8x
Low	0.8x	0.7x	0.6x	10.2x	7.6x	6.3x	18.8x	15.1x	12.9x

Bulldog Transaction (5)	$123.5	$155.0	$194.8	($4.9)	$2.0	$6.2	($0.28)	$0.32	$0.58
	1.0x	0.8x	0.7x	nmf	63.9x	20.7x	nmf	51.6x	27.8x

(1)	Selected public companies include all publicly-traded home nursing companies and one privatized social services company with a payor and margin profile more similar to that of Bulldog.
(2)	Diluted shares calculated using the treasury valuation method.
(3)	Net debt is calculated as total debt minus cash on the balance sheet.
(4)	Almost Family does not have research coverage.
(5)	For LHC Group, EBITDA is calculated after minority interest.
(6)	Presented on a calendar year basis.

15

SELECTED ACQUISITION ANALYSIS

PROJECT BULLDOG

SELECTED ACQUISITION ANALYSIS

SUMMARY OF SELECTED TRANSACTIONS (1)

($millions)
				Multiples of TTM Results Enterprise Value /
Announcement / Closing Date	Target / Acquiror	Enterprise Value		Net Revenue	EBITDA
November 28, 2006	National Home Health Care		$47.4	0.5x	7.4x
Pending	Angelo Gordon

August 28, 2006	Bulldog Respiratory Division		35.2	0.6x	na
November 7, 2006	Lincare

January 5, 2006	The Healthfield Group		452.9	1.6x	9.1x
February 28, 2006	Gentiva

October 10, 2005	Bulldog Specialty Pharmacy Division		72.0	0.8x	na
November 21, 2005	Medco

July 1, 2005	Housecall		106.8	1.0x	9.3x
July 11, 2005	Amedisys

May 9, 2002	Patient Care Inc.		70.0	0.5x	na
October 11, 2002	SV Life Sciences

		Mean		0.8x	8.6x
		Median		0.7x	9.1x
		High		1.6x	9.3x
		Low		0.5x	7.4x

Bulldog transaction ($16.25 per share)			$129.3	1.0x	nmf

(1)	Selected recent home nursing transactions for which public financial information was available; Patient Care was included because of certain similar characteristics.

17

ACQUISITION PREMIUM ANALYSIS

PROJECT BULLDOG

ACQUISITION PREMIUM ANALYSIS

SELECTED HEALTH CARE SERVICES ACQUISITION PREMIUMS (1) (2)

($millions, except per share)
Announce Date	Close Date	Buyer	Seller	Enterprise Value	Price / Share	Premium
						1 Day	5 Day	30 Day	52-wk High
19-Mar-07	Pending	Community Health Systems	Triad Hospitals	$6,268.0	$54.00	9.0%	10.0%	25.0%	(3.8)%
12-Mar-07	Pending	UnitedHealth Group	Sierra Health Services	2,462.3	43.50	21.0%	19.0%	24.0%	7.7%
16-Jan-07	Pending	Formation Capital /JER Partners	Genesis Healthcare	1,679.4	64.25	22.0%	30.0%	35.0%	(5)%
08-Jan-07	Pending	Welsh, Carson, Anderson & Stowe	United Surgical Partners International	1,734.2	31.05	13.0%	10.0%	21.0%	26.4%
21-Dec-06	Pending	Psychiatric Solutions	Horizon Health	404.9	20.00	24.0%	24.0%	31.0%	29.3%
28-Nov-06	Pending	Angelo Gordon	National Home Health Care (3)	47.4	11.50	(2.7)%	(2.5)%	12.2%	4.4%
01-Nov-06	22-Mar-07	CVS	Caremark Rx	24,088.1	57.90	18.0%	17.0%	(1.0)%	3.0%
24-Jul-06	17-Nov-06	Bain, KKR, and Merrill Lynch	HCA	31,821.7	51.00	7.0%	16.0%	17.0%	3.1%
07-Jul-06	15-Nov-06	Primedex Health Systems	Radiologix	210.1	4.59	104.0%	100.0%	140.0%	(1.7)%
12-May-06	25-Jul-06	Brookdale Senior Living	American Retirement	1,379.0	33.00	31.0%	30.0%	29.0%	(14.5)%
04-May-05	31-Mar-06	Fresenius Medical Care	Renal Care Group	3,785.3	48.00	22.0%	27.0%	32.0%	(4.8)%
19-Jan-06	23-Mar-06	Koninklijke Philips Electronics	Lifeline Systems	675.1	47.75	21.0%	26.0%	32.0%	(1.7)%
21-Nov-05	14-Mar-06	Fillmore Capital Partners	Beverly Enterprises	1,696.0	12.50	7.0%	5.0%	4.0%	4.2%
30-Sep-05	31-Jan-06	AmeriPath	Specialty Laboratories	301.4	13.25	2.0%	6.0%	34.0%	6.6%
27-Sep-05	28-Dec-05	WellPoint	WellChoice	6,497.1	77.23	9.0%	7.0%	9.0%	(2.2)%
06-Jul-05	21-Dec-05	UnitedHealth Group	PacifiCare Health Systems	8,244.0	90.87	25.0%	26.0%	44.0%	(15.2)%
08-Aug-05	01-Nov-05	Quest Diagnostics	LabOne	980.6	43.90	17.0%	12.0%	16.0%	(2.5)%
23-Feb-05	18-Aug-05	Medco Health Solutions	Accredo Health	2,591.5	46.65	54.0%	56.0%	64.0%	(9.7)%
24-May-04	28-Jul-05	Omnicare	NeighborCare	1,684.6	34.75	97.0%	94.0%	50.0%	(8.9)%
16-Aug-04	15-Apr-05	LifePoint Hospitals	Province Healthcare	1,744.7	24.36	79.0%	75.0%	47.0%	(21.0)%
18-Oct-04	25-Feb-05	Welsh, Carson, Anderson & Stowe	Select Medical	2,041.4	18.00	27.0%	28.0%	37.0%	7.7%
04-Nov-04	31-Jan-05	Extendicare	Assisted Living Concepts	253.9	18.50	24.0%	32.0%	61.0%	(19.2)%
14-Oct-04	28-Jan-05	Coventry Health Care	First Health Group	1,932.9	19.21	28.0%	23.0%	24.0%	29.3%
15-Sep-04	13-Dec-04	PacifiCare Health Systems	American Medical Security Life Insurance	458.7	32.75	41.0%	44.0%	34.0%	(2.6)%
29-Jun-04	10-Dec-04	National Senior Care	Mariner Health Care	965.2	30.00	49.0%	66.0%	114.0%	(7.8)%
27-Oct-03	30-Nov-04	Anthem	WellPoint Health Networks	19,080.6	123.40	47.0%	48.0%	56.0%	(66.8)%
22-Mar-04	20-Aug-04	Welsh, Carson, Anderson & Stowe	US Oncology	1,445.5	15.05	19.0%	20.0%	15.0%	0.6%
26-Apr-04	29-Jul-04	UnitedHealth Group	Oxford Health Plans	4,388.7	55.46	9.0%	5.0%	17.0%	4.5%

					Mean	29.4%	30.5%	36.5%	(2.2)%
					Median	22.0%	25.0%	31.5%	(2.0)%
					High	104.0%	100.0%	140.0%	29.3%
					Low	(2.7)%	(2.5)%	(1.0)%	(66.8)%

		Pointer	Bulldog	$129.3	$16.25	15.2%	13.8%	24.1%	13.6%
		Pointer	Bulldog ex-cash (4)	129.3	7.38	43.4%	45.9%	81.1%	38.1%

Source: FactSet Mergerstat

(1)	For health care services transactions with an enterprise value greater than $50.0 million that have been announced in the past three years and are closed or currently pending.
(2)	Shading denotes financial buyer.
(3)	Included because of its relevance to the Bulldog transaction.
(4)	Excludes Bulldog cash value per share from Bulldog transaction consideration and Bulldog historical prices to isolate implied premium being paid for operating business.

19

PROJECT BULLDOG

ACQUISITION PREMIUM ANALYSIS

SELECTED HEALTH CARE SERVICES ACQUISITION PREMIUMS FOR TRANSACTIONS $50.0 TO $500.0

MILLION (1) (2) (3)

($millions, except per share)
Announce Date	Close Date	Buyer	Seller	Enterprise Value	Price / Share	Premium
						1 Day	5 Day	30 Day	52-wk High
21-Dec-06	Pending	Psychiatric Solutions	Horizon Health	$404.9	$20.00	24.0%	24.0%	31.0%	29.3%
28-Nov-06	Pending	Angelo Gordon	National Home Health Care (4)	47.4	11.50	(2.7)%	(2.5)%	12.2%	4.4%
30-Sep-05	31-Jan-06	AmeriPath	Specialty Laboratories	301.4	13.25	2.0%	6.0%	34.0%	6.6%
04-Nov-04	31-Jan-05	Extendicare	Assisted Living Concepts	253.9	18.50	24.0%	32.0%	61.0%	(19.2)%
15-Sep-04	13-Dec-04	PacifiCare Health Systems	American Medical Security Life Insurance	458.7	32.75	41.0%	44.0%	34.0%	(2.6)%

					Mean	17.7%	20.7%	34.4%	3.7%
					Median	24.0%	24.0%	34.0%	4.4%
					High	41.0%	44.0%	61.0%	29.3%
					Low	(2.7)%	(2.5)%	12.2%	(19.2)%

		Pointer	Bulldog	$129.3	$16.25	15.2%	13.8%	24.1%	13.6%
		Pointer	Bulldog ex-cash (5)	129.3	7.38	43.4%	45.9%	81.1%	38.1%

Source: FactSet Mergerstat

(1)	For health care services transactions with an enterprise value greater than $50.0 million and less than $500.0 million that have been announced in the past three years and are closed or currently pending.
(2)	Shading denotes financial buyer.
(3)	Primedex Health Systems acqusition of Radiologix excluded due to outlier nature of premiums within a small sample set.
(4)	Included because of its relevance to the Bulldog transaction.
(5)	Excludes Bulldog cash value per share from Bulldog transaction consideration and Bulldog historical prices to isolate implied premium being paid for operating business.

20

PROJECT BULLDOG

ACQUISITION PREMIUM ANALYSIS

SELECTED HEALTH CARE SERVICES FINANCIAL BUYER ACQUISITION PREMIUMS (1)

($millions, except per share)
Announce Date	Close Date	Buyer	Seller	Enterprise Value	Price / Share	Premium
						1 Day	5 Day	30 Day	52-wk High
16-Jan-07	Pending	Formation Capital /JER Partners	Genesis Healthcare	$1,679.4	$64.25	22.0%	30.0%	35.0%	(4.7)%
08-Jan-07	Pending	Welsh, Carson, Anderson & Stowe	United Surgical Partners International	1,734.2	31.05	13.0%	10.0%	21.0%	26.4%
28-Nov-06	Pending	Angelo Gordon	National Home Health Care (2)	47.4	11.50	(2.7)%	(2.5)%	12.2%	4.4%
24-Jul-06	17-Nov-06	Bain, KKR, and Merrill Lynch	HCA	31,821.7	51.00	7.0%	16.0%	17.0%	3.1%
21-Nov-05	14-Mar-06	Fillmore Capital Partners	Beverly Enterprises	1,696.0	12.50	7.0%	5.0%	4.0%	4.2%
18-Oct-04	25-Feb-05	Welsh, Carson, Anderson & Stowe	Select Medical	2,041.4	18.00	27.0%	28.0%	37.0%	7.7%
22-Mar-04	20-Aug-04	Welsh, Carson, Anderson & Stowe	US Oncology	1,445.5	15.05	19.0%	20.0%	15.0%	0.6%

					Mean	13.2%	15.2%	20.2%	6.0%
					Median	13.0%	16.0%	17.0%	4.2%
					High	27.0%	30.0%	37.0%	26.4%
					Low	(2.7)%	(2.5)%	4.0%	(4.7)%

		Pointer	Bulldog	$129.3	$16.25	15.2%	13.8%	24.1%	13.6%
		Pointer	Bulldog ex-cash (3)	129.3	7.38	43.4%	45.9%	81.1%	38.1%

Source: FactSet Mergerstat

(1)	For health care services transactions with financial buyers and an enterprise value greater than $50.0 million that have been announced in the past three years and are closed or currently pending.
(2)	Included because of its relevance to the Bulldog transaction.
(3)	Excludes Bulldog cash value per share from Bulldog transaction consideration and Bulldog historical prices to isolate implied premium being paid for operating business.

21

DISCOUNTED CASH FLOW ANALYSIS

PROJECT BULLDOG

DISCOUNTED CASH FLOW ANALYSIS

SUMMARY

➢	Bulldog management provided Raymond James with a five-year projection model. Management assumptions over the five-year projection horizon include, but are not limited to:

Income Statement:

•	a compound annual revenue growth rate of 22.2% between FY2006 and FY2011; components:

•	base nursing revenue growth of 8.3% annually between FY2006 and FY2011

•	PPEC revenue growth of 6.1% annually from between FY2006 and FY2011

•	de novo nursing revenue of $19.2 million by FY2011

•

the acquisition of approximately $125.0 million of revenue over the five-year period through a series of staged acquisitions involving a combination of large targets (15 acquisitions — $7.0 million in annual revenue) and small targets (ten acquisitions — $2.0 million in annual revenue)

•	branch-level contribution margin improving 260 basis points from 12.2% in FY2006 to 14.8% in FY2011:

•	base nursing contribution margin improving from 11.3% in FY2006 to 15.7% in FY2011

•	PPEC contribution margin improving from 20.6% in FY2006 to 26.5% in FY2011

•	cumulative de novo nursing activity reaching break-even in FY2010 with contribution margin of 7.2% in FY2011

•	contribution margins for nursing acquisitions of 13.6%

•	corporate G&A expense declining from $21.1 million in FY2006 to $17.2 million in FY2007 and then growing to $21.2 million in FY2011

•	EBITDA margin improving 1,300 basis points from (5.6%) in FY2006 to 7.5% in FY2011

•	average cash balance earning interest income of 5.5%

•	normalized tax rate of 40.0%

•	growth in fully-diluted shares from 7.8 million to 8.0 million

Balance Sheet / Cash Flow:

•	projected March 31, 2007 cash balance of approximately $67.8 million

•	maintenance capital expenditures of $1.1 million per year

•	cumulative acquisition expenditures of approximately $84.6 million

23

PROJECT BULLDOG

DISCOUNTED CASH FLOW ANALYSIS

SUMMARY

(000s except per share amounts)
Bulldog Management Plan Projected Income Statement	Fiscal Years Ending September 30,
	2006A	2007P	2008P	2009P	2010P	2011P	CAGR (1)
Total revenue	$119,360	$143,412	$180,591	$228,535	$275,440	$324,619	22.2%
Total cost of services	104,823	124,664	155,170	195,684	235,184	276,462	21.4%

Gross margin	14,537	18,749	25,421	32,850	40,256	48,157	27.1%
Provision for doubtful accounts	126	1,030	1,392	1,849	2,299	2,769	85.5%
Corporate G&A	21,064	17,245	18,890	19,650	20,350	21,202	0.1%

EBITDA	(6,653)	474	5,139	11,352	17,607	24,186	nmf
Depreciation & amortization	1,032	890	1,255	1,566	1,854	1,976	13.9%
Interest expense	564	—	—	—	—	—	nmf
Interest income	2,302	3,518	2,941	2,403	1,544	1,053	nmf

Pre-tax income	(5,947)	3,102	6,825	12,189	17,297	23,264	nmf
Income taxes	(3,019)	1,241	2,730	4,876	6,919	9,305	nmf

Net income	$(2,927)	$1,861	$4,095	$7,314	$10,378	$13,958	nmf

Diluted shares	7,413	7,800	7,900	7,900	8,000	8,000	1.5%
Diluted EPS	$(0.39)	$0.24	$0.52	$0.93	$1.30	$1.74	nmf

(1)	The compound annual growth rates presented are computed over the five-year period from FY2006 to FY2011. FY2006 results are presented post-elimination of results for the Company’s repiratory and specialty pharmacy operations and also exclude non-recurring charges.

24

PROJECT BULLDOG

DISCOUNTED CASH FLOW ANALYSIS

SUMMARY

➢	In the pages that follows, we have evaluated two separate discounted cash flow analyses:

1.	Management Model. This analysis derives the present value of the business based on the discounted future cash flow value per share of existing operations plus acquisitions, which are funded by balance sheet cash, utilizing a five-year projection horizon.

2.	Management Model — Cash + Internal Growth. This analysis derives the present value of the business by adding (i) the current cash value per share to (ii) the discounted future cash flow per share of the Company’s existing operations without acquisitions utilizing a five-year projection horizon.

➢	Pages 28 and 29 present the WACC calculation methodologies used to inform the range of discount rates in the discounted cash flow analyses:

•	Methodology A calculates the equity risk premium using the capital asset pricing model (CAPM) to represent all of the market and company-specific risk associated with a required equity return.

•	Using this method, the cost of equity = current risk free rate + (equity risk premium * beta).

•

Methodology B utilizes a bifurcated formula provided by Ibbotson Associates that divides the cost of equity capital into two components: (i) market risk and (ii) risk associated with company size (i.e., market equity value). See Ibbotson Associates “Risk Premia Over Time Report: 2006” page 6.

•	Using this method, the cost of equity = current risk free rate + (large company equity risk premium * beta) + size premium.

➢	Because Bulldog has no debt in its capital structure, the cost of equity capital also represents the weighted average cost of capital for DCF purposes.

25

PROJECT BULLDOG

DISCOUNTED CASH FLOW ANALYSIS

MANAGEMENT MODEL

($000s except per share)
Bulldog Management Plan Projections (1)	Fiscal Years Ending September 30,
	2007 (2)	2008	2009	2010	2011
I. Calculation of Free Cash Flow
EBITDA	$1,597	$5,139	$11,352	$17,607	$24,186
- Cash taxes	(1,150)	(2,730)	(4,876)	(6,919)	(9,305)
- Net working capital additions	(2,424)	(2,865)	(8,835)	(5,409)	(5,879)
- Maintenance capital expenditures	(800)	(1,100)	(1,100)	(1,100)	(1,100)
- Net interest income (expense)	1,766	2,941	2,403	1,544	1,053

= Free cash flows	$(1,012)	$1,385	$(1,056)	$5,724	$8,954

II. Calculation of Terminal Equity Value
Terminal year (FY2011) EBITDA	24,186	24,186	24,186	24,186	24,186
Range of terminal multiples	6.0x	7.0x	8.0x	9.0x	10.0x

Terminal enterprise values	$145,119	$169,305	$193,492	$217,678	$241,865
Less: terminal year debt	—	—	—	—	—
Add: terminal year cash	12,620	12,620	12,620	12,620	12,620

Terminal equity values	$157,739	$181,925	$206,112	$230,298	$254,485

($000s except per share)
Assumptions
Discount value to date	3/31/2007
Diluted shares	7,800

Discount Rate	Value of Discounted Cash Flows	Equity Value (Discounted Cash Flow plus Discounted Terminal Value)					Price per Share (Equity Value / Diluted shares)
		6.0x	7.0x	8.0x	9.0x	10.0x	6.0x	7.0x	8.0x	9.0x	10.0x
12.0%	$8,640	$103,319	$117,837	$132,354	$146,872	$161,389	$13.25	$15.11	$16.97	$18.83	$20.69
14.0%	8,009	95,433	108,838	122,243	135,648	149,053	12.24	13.95	15.67	17.39	19.11
16.0%	7,432	88,270	100,665	113,060	125,455	137,850	11.32	12.91	14.49	16.08	17.67
18.0%	6,905	81,752	93,228	104,705	116,181	127,658	10.48	11.95	13.42	14.90	16.37
20.0%	6,422	75,812	86,451	97,091	107,731	118,371	9.72	11.08	12.45	13.81	15.18

(1)	Analysis uses five-year projections provided by Bulldog management. See projection detail in Exhibit A.
(2)	Six months ended September 30, 2007; FY2007 stub period is used to approximate projection horizon remaining as of March 31, 2007.

26

PROJECT BULLDOG

DISCOUNTED CASH FLOW ANALYSIS

MANAGEMENT MODEL — CASH + INTERNAL GROWTH

($000s except per share)
Bulldog	Fiscal Years Ending September 30,
Management Plan Projections (1)	2007 (2)	2008	2009	2010	2011
I. Calculation of Free Cash Flow
EBITDA	$494	$534	$2,557	$5,119	$7,930
- Cash taxes	(33)	258	(411)	(1,306)	(2,392)
- Net working capital additions	(1,290)	(331)	(2,043)	(2,221)	(2,482)
- Maintenance capital expenditures	(800)	(1,100)	(1,100)	(1,100)	(1,100)

= Free cash flows	$(1,629)	$(638)	$(997)	$492	$1,956

II. Calculation of Terminal Equity Value
Terminal year (FY2011) EBITDA	7,930	7,930	7,930	7,930	7,930
Range of terminal multiples	6.0x	7.0x	8.0x	9.0x	10.0x

Terminal enterprise values	$47,578	$55,508	$63,437	$71,367	$79,297
Less: terminal year debt	—	—	—	—	—
Add: terminal year cash	1,507	1,507	1,507	1,507	1,507

Terminal equity values	$49,085	$57,014	$64,944	$72,874	$80,803

($000s except per share)
Assumptions
Discount value to date					3/31/2007
Diluted shares					7,800

Discount Rate	Value of Discounted Cash Flows	Equity Value (Discounted Cash Flow plus Discounted Terminal Value)					Price per Share (Equity Value / Diluted shares)
		6.0x	7.0x	8.0x	9.0x	10.0x	6.0x	7.0x	8.0x	9.0x	10.0x
12.0%	$(1,323)	$28,139	$32,899	$37,658	$42,418	$47,178	$3.61	$4.22	$4.83	$5.44	$6.05
14.0%	(1,372)	25,832	30,227	34,622	39,017	43,412	3.31	3.88	4.44	5.00	5.57
16.0%	(1,415)	23,740	27,803	31,867	35,931	39,995	3.04	3.56	4.09	4.61	5.13
18.0%	(1,452)	21,839	25,602	29,364	33,127	36,889	2.80	3.28	3.76	4.25	4.73
20.0%	(1,483)	20,110	23,598	27,086	30,575	34,063	2.58	3.03	3.47	3.92	4.37

Cash Value per Share (3)							$12.26	$12.87	$13.48	$14.09	$14.70
$8.66							11.97	12.53	13.09	13.66	14.22
							11.70	12.22	12.74	13.26	13.78
							11.46	11.94	12.42	12.90	13.38
							11.23	11.68	12.13	12.58	13.02

(1)	Analysis uses five-year projections provided by Bulldog management without impact from acquisitions. See projection detail in Exhibit A.
(2)	Six months ended September 30, 2007; FY2007 stub period is used to approximate projection horizon remaining as of March 31, 2007.
(3)	Cash value per share is $8.66; based on $70.6 million of actual cash on December 31, 2006 less $3.1 million of cash to fund working capital and 7.8 million diluted shares outstanding.

27

PROJECT BULLDOG

DISCOUNTED CASH FLOW ANALYSIS

WACC CALCULATION: METHODOLOGY A

Calculation of Debt Component
Pre-tax cost of debt (1)		7.8%
x 1 - tax rate		60.0%

= after-tax cost of debt		4.7%

Calculation of Equity Component
Market total return (2)		18.8%
- risk-free return (3)		5.2%

= equity risk premium (4)		13.6%

Equity risk premium		13.6%
x beta (5)		0.72

Bulldog equity risk premium		9.8%

Current risk-free rate (6)		4.5%
+ Bulldog equity risk premium		9.8%

= cost of equity		14.4%

Calculation of WACC
Debt as percentage of total capitalization / cost of debt	0.0%	4.7%
Equity as percentage of total capitalization / cost of equity	100.0%	14.4%

Weighted average cost of debt (7)		0.0%
Weighted average cost of equity (8)		14.4%

Weighted average cost of capital		14.4%

(1)	Current 30-day LIBOR plus 250 bps.
(2)	Arithmetic average of micro-cap company returns from 1926 to 2005. Source: Ibbotson Associates “Risk Premia Over Time Report: 2006” page 5.
(3)	Arithmetic average of long-term government bond income returns from 1926 to 2005. Source: Ibbotson Associates “Risk Premia Over Time Report: 2006” page 5.
(4)	Based on Ibbotson Associates’ definition of long-term equity risk premium.
(5)	Equals the average of Bulldog’s three, four, and five-year beta.
(6)	Current 5-year government bond yield, as of April 20, 2007. Source: Bloomberg.
(7)	Equals the cost of debt * (debt / total capitalization).
(8)	Equals the cost of equity * (equity / total capitalization).

28

PROJECT BULLDOG

DISCOUNTED CASH FLOW ANALYSIS

WACC CALCULATION: METHODOLOGY B

Calculation of Debt Component
Pre-tax cost of debt (1)		7.8%
x 1 - tax rate		60.0%

= after-tax cost of debt		4.7%

Calculation of Equity Component
Large company equity risk premium (2)		7.1%
x beta (3)		0.72

Bulldog equity risk premium (4)		5.1%

Size premium (5)		9.8%

Bulldog size-adjusted equity risk premium		15.0%

Current risk-free rate (6)		4.5%
+ Bulldog size-adjusted equity risk premium		15.0%

= cost of equity		19.5%

Calculation of WACC
Debt as percentage of total capitalization / cost of debt	0.0%	4.7%
Equity as percentage of total capitalization / cost of equity	100.0%	19.5%

Weighted average cost of debt (7)		0.0%
Weighted average cost of equity (8)		19.5%

Weighted average cost of capital		19.5%

(1)	Current 30-day LIBOR plus 250 bps.
(2)	Equals the large company stock total returns minus long-term government bond income returns. Source: Ibbotson Associates “Risk Premia Over Time Report: 2006” page 6.
(3)	Equals the average of Bulldog’s three, four, and five-year beta.
(4)	Represents the return required to compensate for general market risk.
(5)	Excess return required to adjust for size-specific risk; represents premium for companies with market equity value up to $169.2 million. Source: Ibbotson Associates “Risk Premia Over Time Report: 2006” page 6.
(6)	Current 5-year government bond yield, as of April 20, 2007. Source: Bloomberg.
(7)	Equals the cost of debt * (debt / total capitalization).
(8)	Equals the cost of equity * (equity / total capitalization).

29

FORM OF FAIRNESS OPINION LETTER

EXHIBIT A: BULLDOG FINACIAL INFORMATION

PROJECT BULLDOG

EXHIBIT A: BULLDOG FINANCIAL INFORMATION

BULLDOG MANAGEMENT PROJECTIONS

(000s except per share amounts)
Bulldog Management Plan Projected Income Statement	Fiscal Years Ending September 30,
	2006A	2007P	2008P	2009P	2010P	2011P	CAGR (1)
Total revenue	$119,360	$143,412	$180,591	$228,535	$275,440	$324,619	22.2%
Total cost of services	104,823	124,664	155,170	195,684	235,184	276,462	21.4%

Gross margin	14,537	18,749	25,421	32,850	40,256	48,157	27.1%
Provision for doubtful accounts	126	1,030	1,392	1,849	2,299	2,769	85.5%
Corporate G&A	21,064	17,245	18,890	19,650	20,350	21,202	0.1%

EBITDA	(6,653)	474	5,139	11,352	17,607	24,186	nmf
Depreciation & amortization	1,032	890	1,255	1,566	1,854	1,976	13.9%
Interest expense	564	—	—	—	—	—	nmf
Interest income	2,302	3,518	2,941	2,403	1,544	1,053	nmf

Pre-tax income	(5,947)	3,102	6,825	12,189	17,297	23,264	nmf
Income taxes	(3,019)	1,241	2,730	4,876	6,919	9,305	nmf

Net income	$(2,927)	$1,861	$4,095	$7,314	$10,378	$13,958	nmf

Diluted shares	7,413	7,800	7,900	7,900	8,000	8,000	1.5%
Diluted EPS	$(0.39)	$0.24	$0.52	$0.93	$1.30	$1.74	nmf

(1)	The compound annual growth rates presented are computed over the five-year period from FY2006 to FY2011. FY2006 results are presented post-elimination of results for the Company’s repiratory and specialty pharmacy operations and also exclude non-recurring charges.

PROJECT BULLDOG

EXHIBIT A: BULLDOG FINANCIAL INFORMATION

BULLDOG MANAGEMENT PROJECTIONS

Bulldog Management Plan Common-Size Income Statement	Fiscal Years Ending September 30,
	2006A	2007P	2008P	2009P	2010P	2011P
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Total cost of services	87.8%	86.9%	85.9%	85.6%	85.4%	85.2%

Gross margin	12.2%	13.1%	14.1%	14.4%	14.6%	14.8%
Provision for doubtful accounts	0.1%	0.7%	0.8%	0.8%	0.8%	0.9%
Corporate G&A	17.6%	12.0%	10.5%	8.6%	7.4%	6.5%

EBITDA	(5.6)%	0.3%	2.8%	5.0%	6.4%	7.5%
Depreciation & amortization	0.9%	0.6%	0.7%	0.7%	0.7%	0.6%
Interest expense	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%
Interest income	1.9%	2.5%	1.6%	1.1%	0.6%	0.3%

Pre-tax income	(5.0)%	2.2%	3.8%	5.3%	6.3%	7.2%
Income taxes	(2.5)%	0.9%	1.5%	2.1%	2.5%	2.9%

Net income	(2.5)%	1.3%	2.3%	3.2%	3.8%	4.3%

(1)	Six months ended September 30, 2007; FY2007 stub period is used to approximate projection horizon remaining as of March 31, 2007.

PROJECT BULLDOG

EXHIBIT A: BULLDOG FINANCIAL INFORMATION

BULLDOG MANAGEMENT PROJECTIONS — NO ACQUISITIONS

(000s except per share amounts)
Bulldog Management Plan (No Acquisitions) Projected Income Statement	Fiscal Years Ending September 30,
	2006A	2007P	2008P	2009P	2010P	2011P	CAGR (1)
Total revenue	$119,360	$133,537	$144,045	$158,737	$176,333	$195,596	10.4%
Total cost of services	104,823	116,132	123,595	135,379	149,556	164,986	9.5%

Gross margin	14,537	17,406	20,451	23,358	26,777	30,610	16.1%
Provision for doubtful accounts	126	931	1,027	1,151	1,308	1,479	63.7%
Corporate G&A	21,064	17,245	18,890	19,650	20,350	21,202	0.1%

EBITDA	(6,653)	(771)	534	2,557	5,119	7,930	nmf
Depreciation & amortization	1,032	890	1,255	1,566	1,854	1,976	13.9%
Interest expense	564	—	—	—	—	—	nmf
Interest income	2,302	1,828	75	36	—	26	nmf

Pre-tax income	(5,947)	167	(646)	1,027	3,265	5,980	nmf
Income taxes	(3,019)	67	(258)	411	1,306	2,392	nmf

Net income	$(2,927)	$100	$(388)	$616	$1,959	$3,588	nmf

Diluted shares	7,413	7,800	7,900	7,900	8,000	8,000	1.5%
Diluted EPS	$(0.39)	$0.01	$(0.05)	$0.08	$0.24	$0.45	nmf

(1)	The compound annual growth rates presented are computed over the five-year period from FY2006 to FY2011. FY2006 results are presented post-elimination of results for the Company’s repiratory and specialty pharmacy operations and also exclude non-recurring charges.

PROJECT BULLDOG

EXHIBIT A: BULLDOG FINANCIAL INFORMATION

BULLDOG MANAGEMENT PROJECTIONS — NO ACQUISITIONS

Bulldog Management Plan (No Acquisitions) Common-Size Income Statement	Fiscal Years Ending September 30,
	2006A	2007P	2008P	2009P	2010P	2011P
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Total cost of services	87.8%	87.0%	85.8%	85.3%	84.8%	84.4%

Gross margin	12.2%	13.0%	14.2%	14.7%	15.2%	15.6%
Provision for doubtful accounts	0.1%	0.7%	0.7%	0.7%	0.7%	0.8%
Corporate G&A	17.6%	12.9%	13.1%	12.4%	11.5%	10.8%

EBITDA	(5.6)%	(0.6)%	0.4%	1.6%	2.9%	4.1%
Depreciation & amortization	0.9%	0.7%	0.9%	1.0%	1.1%	1.0%
Interest expense	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%
Interest income	1.9%	1.4%	0.1%	0.0%	0.0%	0.0%

Pre-tax income	(5.0)%	0.1%	(0.4)%	0.6%	1.9%	3.1%
Income taxes	(2.5)%	0.1%	(0.2)%	0.3%	0.7%	1.2%

Net income	(2.5)%	0.1%	(0.3)%	0.4%	1.1%	1.8%